

SECU 07005919 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67257

AB* 3/28

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silvercrest Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Avenue of the Americas, 38th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack L. Rubin (212) 649-0611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, Blue Island, Illinois 60406
(Address) (City) (State) (Zip Code)

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED MAR 0 1 2007 WASH, D.C. 185 SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack L. Rubin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silvercrest Distributors LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer

Title

Notary Public

LINDA M. HARTLEY
Notary Public, State of New York
No. 31-4645991
Qualified in New York County
Commission Expires 2/28/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVERCREST DISTRIBUTORS LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Member of
Silvercrest Distributors LLC

We have audited the accompanying statement of financial condition of Silvercrest Distributors LLC as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Silvercrest Distributors LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 6, 2007

SILVERCREST DISTRIBUTORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 39,315
Other assets	929
TOTAL ASSETS	$ 40,244

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 4,000
Member's Capital	$ 36,244
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 40,244

The accompanying notes are an integral part of this financial statement.

SILVERCREST DISTRIBUTORS LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was organized in the state of New York on August 9, 2005 and is wholly-owned by Silvercrest Asset Management Group LLC. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities. Operations began in July, 2006.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times exceeds the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

NOTE 2 - RELATED PARTIES

As previously mentioned, the Company is wholly-owned by Silvercrest Asset Management Group LLC (SAM), a registered investment advisor. The Company is also affiliated through common ownership with Silvercrest

SILVERCREST DISTRIBUTORS LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

NOTE 2 - RELATED PARTIES - (Continued)

Financial Services, Inc., The Long Champ Group, Inc. and Silvercrest Investors, LLC.

In October, 2006 the Company has entered into an agreement with SAM, whereby SAM will provide office space, certain office facilities and services to the Company. In consideration the Company will pay SAM $5,000 per month. The total incurred for the year was $15,000.

The Company entered into another agreement with SAM whereby the Company will provide marketing services to SAM and will be paid $10,000 per month plus additional referral fees. A total of $30,000 was incurred from SAM during the year.

NOTE 3 - INCOME TAXES

As a limited liability company the Company is treated as a disregarded entity for federal income tax purposes. Income taxes are therefore the responsibility of the individual members of the Silvercrest Asset Management Group LLC (the sole member).

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 800%. At December 31, 2006 the Company's net capital and required net capital were $35,315 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 11%.

END